Form U-13-60
                   Mutual and Subsidiary Service Companies
                           Revised February 7, 1980

                                ANNUAL REPORT
                                FOR THE PERIOD
            Beginning January 1, 1995 and Ending December 31, 1995

                                    TO THE
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                                      OF

                          CENTERIOR SERVICE COMPANY
                      (Exact Name of Reporting Company)

                         A Subsidiary Service Company
                          ("Mutual" or "Subsidiary")

Date of Incorporation April 9, 1986 If not Incorporated, Date of
Organization

State or Sovereign Power under which Incorporated or Organized State of
Ohio

Location of Principal Executive                              6200 Oak Tree Blvd.
Offices of Reporting Company                              Independence, OH 44131

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                     6200 Oak Tree Blvd.
     E.L. Pepin               Controller             Independence,OH 44131
       (Name)                   (Title)                    (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                        THE CENTERIOR ENERGY CORPORATION
                       INSTRUCTIONS FOR USE OF FORM U-13-60

     1. Time Of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

     2. Number Of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered By Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

     7. Major Amendments Or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

     10. Methods Of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

     11. Annual Statement Of Compensation For Use Of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.



                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                        Schedule or Account      Page
Description of Schedules and Accounts       Number               Number

COMPARATIVE BALANCE SHEET                    Schedule I
SERVICE COMPANY PROPERTY                     Schedule II
ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY
  PROPERTY                                   Schedule III
INVESTMENTS                                  Schedule IV
ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                  Schedule V
FUEL STOCK EXPENSES UNDISTRIBUTED            Schedule VI
STORES EXPENSE UNDISTRIBUTED                 Schedule VII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS     Schedule VIII
MISCELLANEOUS DEFERRED DEBITS                Schedule IX
RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                               Schedule X
PROPRIETARY CAPITAL                          Schedule XI
LONG-TERM DEBT                               Schedule XII
CURRENT AND ACCRUED LIABILITIES              Schedule  XIII
NOTES TO FINANCIAL STATEMENTS                Schedule XIV
COMPARATIVE INCOME STATEMENT                 Schedule  XV
ANALYSIS OF BILLING - ASSOCIATE COMPANIES    Account 457
ANALYSIS OF BILLING - NONASSOCIATE COMPANIES Account 458
ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                 Schedule XVI
SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                           Schedule XVII
DEPARTMENTAL ANALYSIS OF SALARIES            Account 920
OUTSIDE SERVICES EMPLOYED                    Account 923
EMPLOYEE PENSIONS AND BENEFITS               Account 926
GENERAL ADVERTISING EXPENSES                 Account 930.1
MISCELLANEOUS GENERAL EXPENSES               Account 930.2
RENTS     Account 931
TAXES OTHER THAN INCOME TAXES                Account 408
DONATIONS                                    Account 426.1
OTHER DEDUCTIONS                             Account 426.5
NOTES TO STATEMENT OF INCOME                 Schedule XVIII



                   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements                   Page

ORGANIZATION CHART

METHODS OF ALLOCATION

ANNUAL STATEMENT OF COMPENSATION FOR USE               N/A
  OF CAPITAL BILLED



NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.




                  ANNUAL REPORT OF CENTERIOR SERVICE COOMPANY - 1995
                        SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT     ASSETS AND OTHER DEBITS               As of December 31
                                                  CURRENT     PRIOR
SERVICE COMPANY PROPERTY
101  Service Company property (Schedule II)            -        -
107  Construction work in progress (Schedule II)       -        -
     Total Property                                    -        -
108  Less accumulated provision for depreciation
     and amortization of service company
     property (Schedule III)                           -        -
     Net Service Company Property                      -        -

INVESTMENTS
123  Investments in associate companies (Schedule IV)
124  Other investments (Schedule IV)                 122      122
     Total Investments                               122      122
CURRENT AND ACCRUED ASSETS
128  Other Special Funds                             579       78
131  Cash                                            129    2,118
134  Special deposits                                  -        -
135  Working funds                                     -        -
136  Temporary cash investments (Schedule IV)        100        -
141  Notes receivable                               (343)    (228)
143  Accounts receivable                             230      671
144  Accumulated provision for uncollectible
     accounts                                          -
146  Accounts receivable from associate
     companies (Schedule V)                       64,520   65,705
152  Fuel stock expenses undistributed (Schedule VI)   -        -
154  Materials and supplies                            -        -
163  Stores expense undistributed (Schedule VII)       -        -
165  Prepayments                                   1,374    1,520
171  Interest Receivable                               -        -
174  Miscellaneous current and accrued
     assets (Schedule VIII)                            -        -
     Total Current and Accrued Assets             66,589   69,864
DEFERRED DEBITS
181  Unamortized debt expense                          -        -
182  Regulatory Assets                              (240)    (240)
184  Clearing accounts                                 -        -
186  Miscellaneous deferred debits (Schedule IX)   1,957    1,704
188  Research, development, or demonstration
     expenditures (Schedule X)                         -        -
190  Accumulated deferred income taxes             2,717    3,296
     Total Deferred Debits                         4,434    4,760
     TOTAL ASSETS AND OTHER DEBITS                71,145   74,746



               ANNUAL REPORT OF CENTERIOR SERVICE COMPANY - 1995
                    SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL     As of December 31
                                                  CURRENT     PRIOR

PROPRIETARY CAPITAL
201  Common stock issued (Schedule XI)          $     1   $     1
211  Miscellaneous paid-in-capital (Schedule XI)      -         -
215  Appropriated retained earnings (Schedule XI)     -         -
216  Unappropriated retained earnings (Schedule XI)   -         -
     Total Proprietary Capital                        1         1
LONG-TERM DEBT
223  Advances from associate companies
       (Schedule XII)                            22,132    26,949
224  Other long-term debt (Schedule XII)              -         -
225  Unamortized premium on long-term debt            -         -
226  Unamortized discount on long-term debt-debit     -         -
     Total Long-term Debt                        22,132    26,949
OTHER NON-CURRENT LIABILITIES
228.3Accumulated provision for pensions &
       benefits                                  19,146    17,217
     Total Other Non-Current Liabilities         19,146    17,217
CURRENT AND ACCRUED LIABILITIES
231  Notes payable                                    -         -
232  Accounts payable                             7,466     7,281
233  Notes payable to associate
     companies (Schedule XIII)                        -         -
234  Accounts payable to associate
     companies Schedule XIII)                      (242)    2,671
236  Taxes accrued                                  440       684
237  Interest accrued                               192       319
238  Dividends declared                               -         -
241  Tax collections payable                        529       371
242  Miscellaneous current and accrued
     liabilities (Schedule XIII)                 12,075     9,146
     Total Current and Accrued Liabilities       20,460    20,472
DEFERRED CREDITS
253  Other deferred credits                       5,383     5,958
255  Accumulated deferred investment tax credits      -         -
     Total Deferred Credits                       5,383     5,958
282  ACCUMULATED DEFERRED INCOME TAXES                -         -
283  Accumulated Deferred Income Taxes - Other    4,023     4,149
     TOTAL LIABILITIES AND PROPRIETARY CAPITAL  $71,145   $74,746


                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                    SCHEDULE II - SERVICE COMPANY PROPERTY
                          Balance at            Retirements             Balance at
                          Beginning             or          Other       Close of
     Description          of Year    Additions  Sales       Changes 1/  Year

SERVICE COMPANY PROPERTY

Account

301  ORGANIZATION          $         $          $           $           $
303  MISCELLANEOUS
     INTANGIBLE PLANT
     LAND AND LAND RIGHTS
305  STRUCTURES AND
     IMPROVEMENTS
306  LEASEHOLD
     IMPROVEMENTS
307  EQUIPMENT 2/ __
308  OFFICE FURNITURE
     AND EQUIPMENT
309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT
310  AIRCRAFT AND
     AIRPORT EQUIPMENT
311  OTHER SERVICE
     COMPANY PROPERTY 3/ _
     SUB-TOTAL                 -        -         -           -           -
107  CONSTRUCTION WORK
     IN PROGRESS 4/ __
     TOTAL                 $   -     $  -        $ -         $ -         $ -


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



                             SCHEDULE II - CONTINUED


2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE - COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                  Balance at
                                                                  Close of
Subaccount Description                    Additions               Year
   NONE


3/   DESCRIBE OTHER SERVICE COMPANY PROPERTY:

4/   DESCRIBE CONSTRUCTION WORK IN PROGRESS:



                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                       For the Year Ended December 31, 1995
             SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY
                                            Additions
                                Balance at  Charged                                  Balance at
                                Beginning   to                        Other Changes  Close of
     Description                of Year     Account 403  Retirements  (Deduct)1/     Year
Account
301  ORGANIZATION
303  MISCELLANEOUS INTANGIBLE PLANT
304  LAND AND LAND RIGHTS
305  STRUCTURES AND IMPROVEMENTS
306  LEASEHOLD IMPROVEMENTS
307  EQUIPMENT
308  OFFICE FURNITURE
     AND FIXTURES
309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT
310  AIRCRAFT AND
     AIRPORT EQUIPMENT
311  OTHER SERVICE
     COMPANY PROPERTY
                                $ -         $ -          $ -          $ -               $ -


1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:


                    ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                       For the Year Ended December 31, 1995
                             SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                Balance at  Balance at
                                                Beginning   Close of
          Description                           of Year     Year

ACCOUNT 123 -  INVESTMENT IN ASSOCIATE COMPANIES $  -        $  -
ACCOUNT 124 -  OTHER INVESTMENTS
               Purchase of emission allowance     122         122
Account 136 -  Temporary Cash Investments           -         100


                    TOTAL                        $122        $222




                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
          SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.

               Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                        Balance at  Balance at
                                                        Beginning   Close of
          Description                                   of Year     Year

ACCOUNT 146 -ACCOUNTS RECEIVABLE FROM ASSOCIATE
          COMPANIES
          THE CLEVELAND ELECTRIC ILLUMINATING CO.         $44,806   $44,654
          THE TOLEDO EDISON COMPANY                        19,409    19,802
          CENTERIOR ENERGY CORPORATION                      1,490         2
          CENTERIOR PROPERTIES COMPANY                          -        33
          CCO COMPANY                                           -        29

                    TOTAL                                 $65,705   $64,520

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                   Total
                                                                    Payments


                                                                       -



                           TOTAL PAYMENTS                          $   -





                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                                         Labor   Expenses    Total


ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED

          NONE

              TOTAL                         -          -        -


SUMMARY:




                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                      For the Year Ended December 31, 1995
                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

      Description                              Labor   Expenses   Total

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED     $       $          $
     NONE


       TOTAL                                   $ -     $ -        $ -




                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                       For the Year Ended December 31, 1995
           SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account. Items less than
               $10,000 may be grouped, showing the number of items in each group.

                                                Balance at     Balance at
                                                Beginning      Close of
     Description                                of Year        Year

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS

               NONE



                    TOTAL                           -              -






                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                 SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:  Provide detail of items in this account. Items less than
               $10,000 may be grouped by class showing the number of items in each class.

                                              Balance at   Balance at
                                              Beginning    Close of
     Description                              of Year      Year

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

     Deferred Dental Benefit Cost               222           194
     Deferred Office Equipment                1,125         1,208
     Other                                      357           555




                    TOTAL                    $1,704        $1,957





                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

       Description                                         Amount

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION

          NONE






                    TOTAL                                  $   -




                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                      For the Year Ended December 31, 1995
                        SCHEDULE XI - PROPRIETARY CAPITAL

                                          Par Or   Outstanding Close
Account                        Number Of  Stated       Of Period
Number    Class Of Stock       Shares     Value     No. Of   Total


201       COMMON STOCK ISSUED    750       $-        750     $1

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

     Description

ACCOUNT 211 - MISCELLANEOUS PAID IN CAPITAL
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS
               TOTAL                                       $    -


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                               Balance At   Net Income            Balance At
                               Beginning    Or         Dividends  Close Of
     Description               of Year      (Loss)     Paid       Year


ACCOUNT 216 - UNAPPROPRIATED
             RETAINED EARNINGS

     NONE

     TOTAL                    $  -          $  -       $  -      $  -




                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                        SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                       Terms of Oblig  Date                Balance At  Balance At                           Balance At
                       Class & Series  Of        Interest  Amount      Beginning                            At Close
Name Of Creditor       Of Obligation   Maturity  Rate      Authorized  Of Year     Additions  Deductions    Of Year

ACCOUNT 223 - ADVANCES
  FROM ASSOCIATE
  COMPANIES:           Advance on Open                                 $26,949     $328,692   $333,509      $22,132
                       Account Centerior
                       Energy Corp.

ACCOUNT 224 - OTHER LONG-TERM DEBT

     TOTAL                                                             $26,949     $328,692   $333,509      $22,132

1/GIVE AN EXPLANATION OF DEDUCTIONS: Payments Per Agreements


                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
               SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                Balance at   Balance at
                                                Beginning     Close of
     Description                                of Year       Year
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
              COMPANIES
     NONE

               TOTAL                                 -           -

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
            COMPANIES

     The Cleveland Electric Illuminating Co.      $753       $(204)
     The Toledo Edison Co.                         653        (124)
     Centerior Energy Corporation                1,265          86

                    TOTAL                       $2,671       $(242)
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
            LIABILITIES
ACCRUALS  - Deferred Compensation -
              Exec. Officers                    $  146      $  141
          - Net Payroll Payable                  2,239       1,927
          - Bond Purchase Plan                    (133)       (164)
          - Stock Purchase Plan                    110         120
          - Employee Savings Plan-Before Tax       (74)        293
          - Court Bankruptcy                        15          15
          - CSC - United Way                         -          41
          - CSC - Child Support                      -          17
          - Employee Electric Living Program        51           -
          - Accrued Vacation                     4,046       4,296
          - Flexible Spending Acct. -Health Care    50          73
          - Flexible Spending Acct. -Dependent Care 29          41
          - GULP - Executive Insurance              97         132
          - Miscellaneous - Other                    -           6
          - Unclaimed Funds                          -         (78)
          - Employee Savings Plan - After Tax        9          44
          - SFAS 112 Workers Comp Liability        537         537
          - SFAS 112 Long-Term Disability        1,240       1,164
          - SFAS 112 Short-Term Disability         784       1,585
          - TECO FCU                                 -          60
          - Corporate Incentive Compensation
              Payout                                 -       1,825
                    TOTAL                       $9,146     $12,075





                 ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     General - Centerior Service Company (Service Company) was incorporated in 1986 and is a wholly owned subsidiary of Centerior Energy Corporation (Centerior Energy). The Service Company provides management, financial, administrative, engineering, legal and other services to Centerior Energy and Centerior Energy's five wholly owned subsidiaries, including two electric utilities, The Cleveland Electric Illuminating Company (Cleveland Electric) and The Toledo Edison Company (Toledo Edison).

     The Service Company follows the Uniform System of Accounts for Mutual Service Companies as prescribed by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.

     Income And Expense - The Service Company provides its services at cost. These costs are determined on a direct charge basis to the extent possible and on a reasonable basis of proration for indirect costs.

     Monthly Billings - As soon as practical after the close of each month, each company receiving services from the Service Company is billed for services, overheads and expenses for such month. Such bills are paid within five business days after receipt of the bill. The charges for services include no compensation for the use of equity capital, all of which is furnished to the Service Company by it's parent, Centerior Energy.

2. SHORT-TERM BORROWING ARRANGEMENTS:

     As of December 31, 1995, the Service Company had no bank lines of credit. The Service Company may borrow up to $25,000,000 under a $125,000,000 revolving credit facility of Centerior Energy.




                 ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                    For the Year Ended December 31, 1995
                       SCHEDULE XV - STATEMENT OF INCOME

Account           Description                  Current     Prior
                                               Year        Year

INCOME

457  Services rendered to associate companies $208,076   $194,996
458  Services rendered to nonassociate
       companies                                     -          -
415  Jobbing                                         -         (2)
421  Miscellaneous income or loss                    -          2
          Total Income                         208,076    194,996
EXPENSE

920  Salaries and wages                         69,817     68,978
921  Office supplies and expenses              105,818     88,962
922  Administrative expense transferred-
     credit                                          -          -
923  Outside services employed                   7,615     11,278
924  Property insurance                              -          -
925  Injuries and damages                          321        372
926  Employee pensions and benefits              7,640      9,715
928  Regulatory commission expense                   -          -
930.1 General advertising expenses                   -          -
930.2 Miscellaneous general expenses             4,952      5,087
931  Rents                                       2,588      4,586
932  Maintenance of structures and equipment         -          -
403  Depreciation and amortization expense           -          -
408  Taxes other than income taxes               9,120      5,844
409  Income taxes                                 (453)        68
410  Provision for deferred income taxes         1,758     17,854
411  Provision for deferred income taxes -
       credit                                   (1,306)   (17,748)
411.5 Investment tax credit                          -          -
426.1 Donations                                      -          -
426.5 Other deductions                               -          -
427  Interest on long-term debt                      -          -
430  Interest on debt to associate
     companies                                       -          -
431  Other interest expense                        206          -
          Total Expense                        208,076    194,996
          Net Income or (Loss)              $        -   $      -





                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                      For the Year Ended December 31, 1995

                             ANALYSIS OF BILLING

                      ASSOCIATE COMPANIES - ACCOUNT 457

                                  Direct  Indirect  Compensation   Total
                                  Costs   Costs     For Use        Amount
Name Of Associate Company         Charged Charged   Of Capital     Billed
                                   457-1    457-2     457-3

Cleveland Electric Illuminating  $118,552  $22,533  $    -        $141,085
  Company
Toledo Edison Company              54,124   12,533       -          66,657
Centerior Energy Corporation          -        334       -             334




     TOTAL                       $172,676  $35,400   $   -        $208,076





                 ANNNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                             ANALYSIS OF BILLING
                     NONASSOCIATE COMPANIES - ACCOUNT 458

INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company:

                                            Compen-
                         Direct  Indirect   sation             Excess
Name Of                  Costs   Costs      For Use Of  Total  Or         Total
Nonassociate  Company    Charged Charged    Capital     Cost   Deficiency Amount
                          458-1   458-2      458-3              458-4     Billed





    TOTAL                 $ -     $ -        $ -       $ -     $ -       $ -



                       ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                          For the Year Ended December 31, 1995
                   SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE AND
                           ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTION:     Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate
                 analysis of billing schedules.
                                       ASSOCIATE COMPANY                     NONASSOCIATE
                                          CHARGES                            CO. CHARGES
                                 DIRECT   INDIRECT                 DIRECT    INDIRECT
                                 COST     COST          TOTAL      COST      COST          TOTAL

920  SALARIES AND WAGES         $59,639  $10,178        $69,817    $ -       $ -           $   -
921  OFFICE SUPPLIES AND         90,805   15,013        105,818      -         -               -
     EXPENSES
922  ADMINISTRATIVE
       EXPENSE                        -       -             -       -         -               -
       TRANSFERRED-CREDIT
923  OUTSIDE SERVICES
       EMPLOYED                   7,380     235         7,615       -         -               -
924  PROPERTY INSURANCE               -       -             -       -         -               -
925  INJURIES AND DAMAGES           216     105           321       -         -               -
926  EMPLOYEE PENSIONS
       AND BENEFITS               3,189   4,451         7,640       -         -               -
928  REGULATORY COMMISSION            -       -             -       -         -               -
       EXPENSE
930.1GENERAL ADVERTISING              -       -             -       -         -               -
       EXPENSE
930.2MISCELLANEOUS GENERAL        3,801   1,151          4,952         -    -    -
       EXPENSES
931  RENTS                        2,588       -          2,588         -    -    -
932  MAINTENANCE OF
       STRUCTURES AND                 -       -              -         -    -    -
       EQUIPMENTS
403  DEPRECIATION AND
       AMORTIZATION                   -       -              -         -    -    -
408  TAXES OTHER THAN INCOME      4,853   4,267          9,120         -    -    -
       TAXES
409  INCOME TAXES                  (453)      -           (453)        -    -    -
410  PROVISION FOR DEFERRE        1,758       -          1,758         -    -    -
       INCOME TAXES
411  PROVISION FOR DEFERRED      (1,306)      -         (1,306)        -    -    -
     INCOME TAXES - CREDIT
411.5INVESTMENT TAX CREDIT            -       -              -         -    -    -
426.1DONATIONS                        -       -              -         -    -    -
426.5OTHER DEDUCTIONS                 -       -              -         -    -    -
427  INTEREST ON
       LONG-TERM DEBT                 -       -              -         -    -    -
431  OTHER INTEREST EXPENSE         206       -            206         -    -    -
       TOTAL EXPENSES =         172,676  35,400        208,076         -    -    -
     COMPENSATION FOR USE
       OF EQUITY CAPITAL =
430  INT ON DEBT TO ASSOC.
       COMPANIES =
     TOTAL COST OF
       SERVICE =               $172,676 $35,400       $208,076    $    -  $ -   $-




                                         TOTAL CHARGES FOR SERVICE
                                         DIRECT   INDIRECT
                                         COST       COST      TOTAL

920  SALARIES AND WAGES               $ 59,639    $10,178   $ 69,817
921  OFFICE SUPPLIES AND EXPENSES       90,805     15,013    105,818
922  ADMINISTRATIVE EXPENSE
       TRANSFERRED-CREDIT                    -          -          -
923  OUTSIDE SERVICES EMPLOYED           7,380        235      7,615
924  PROPERTY INSURANCE                      -         -           -
925  INJURIES AND DAMAGES                  216        105        321
926  EMPLOYEE PENSIONS AND BENEFITS      3,189      4,451      7,640
928  REGULATORY COMMISION EXPENSE            -          -          -
930.1GENERAL ADVERTISING EXPENSE             -          -          -
930.2MISCELLANEOUS GENERAL EXPENSES      3,801      1,151      4,952
931  RENTS                               2,588          -      2,588
932  MAINTENANCE OF STRUCTURES AND
        EQUIPMENTS                           -          -          -
403  DEPRECIATION AND AMORTIZATION           -          -          -
408  TAXES OTHER THAN INCOME TAXES       4,853      4,267      9,120
409  INCOME TAXES                         (453)         -       (453)
410  PROVISION FOR DEFERRED INCOME TAXES 1,758          -      1,758
411  PROVISION FOR DEFERRED INCOME TAXES
        - CREDIT                        (1,306)         -     (1,306)
411.5INVESTMENT TAX CREDIT                   -          -          -
426.1DONATIONS                               -          -          -
426.5OTHER DEDUCTIONS                        -          -          -
427  INTEREST ON LONG-TERM DEBT              -          -          -
431  OTHER INTEREST EXPENSE                206          -        206
     TOTAL EXPENSES =                  172,676     35,400    208,076
COMPENSATION FOR USE OF EQUITY CAPITAL =
430  INT ON DEBT TO ASSOC.
          COMPANIES =
     TOTAL COST OF SERVICE =          $172,676    $35,400   $208,076



                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
      SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR
                               SERVICE FUNCTION

Instructions:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of
               Accounts.
                                       DEPARTMENT OR SERVICE FUNCTION
                       TOTAL             Exec                        Corporate            Strategic  Human
                       AMOUNT  OVERHEAD  Staff  Contriers  Treasury  Relations  Auditing  Planning   Resources   Rates

920 SALARIES &
      WAGES          $ 69,817        -  $  783  $ 5,796    $ 2,130   $   505    $ 1,072   $   521    $ 4,052     $ 1,177
921 OFFICE SUPPLIES
      & EXPENSES      105,818        -   1,220    1,567      1,546     2,859        188       248     50,905         310
922 ADMINISTRATIVE
      EXPENSE               -        -       -        -          -         -          -         -          -           -
      TRANSFERRED
      -CREDIT
923 OUTSIDE
      SERVICES
      EMPLOYED         7,615         -     789      266        908    1,214         841        22     (6,371)        291
924 PROPERTY
      INSURANCE            -         -       -        -          -        -           -         -          -           -
925 INJURIES &
      DAMAGES            321         -       -        -        166      129           -         -         26           -
926 EMPLOYEE
      PENSIONS &       7,640         -       -        -          -        -           -         -      7,640           -
      BENEFITS
928 REGULATORY
      COMMISSION           -         -       -        -          -        -           -         -          -           -
      EXPENSE
930.1 GENERAL
       ADVERTISING         -         -       -        -          -        -           -         -          -           -
       EXPENSE
930.2 MISCELLANEOUS-
        GENERAL        4,952         -       -        -         (9)     351           -         -          -           -
        EXPENSES
931 RENTS              2,588         -       -        -          -        -           -         -          -           -
932 MAINTENANCE OF
      STRUCTURES           -         -       -        -          -        -           -         -          -           -
      & EQUIPMENTS
403 DEPRECIATION &
      AMORTIZATION         -         -       -        -          -        -           -         -          -           -
408 TAXES OTHER THAN
      INCOME TAXES     9,120         -       -    9,120          -        -           -         -          -           -
409 INCOME TAXES        (453)        -       -     (453)         -        -           -         -          -           -
410 PROVISION FOR
      DEFERRED         1,758         -       -    1,758          -        -           -         -          -           -
      INCOME TAXES
411 PROVISION FOR
      DEFERRED        (1,306)        -       -   (1,306)         -        -           -         -          -           -
      INCOME TAXES
    - CREDIT
411.5 INVESTMENT TAX
        CREDIT             -         -       -        -          -        -           -         -            -         -
426.1 DONATIONS            -         -       -        -          -        -           -         -            -
426.5 OTHER DEDUCTIONS     -         -       -        -          -        -           -         -            -         -
427   INTEREST ON
        LONG-TERM DEBT     -         -       -        -          -        -           -         -            -         -
431   OTHER INTEREST
        EXPENSE          206         -       -      206          -        -           -         -            -         -

TOTAL
  EXPENSES =        $208,076    $    -  $2,792  $16,954    $ 4,741  $ 5,058     $ 2,101    $  791      $56,252   $ 1,778



                            ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                               For the Year Ended December 31, 1995
                SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR
                                         SERVICE FUNCTION
                           Legal &  Corprate   Fossil &                              Operations            Environ-
ACCOUNT  Info    Pro-      Gov't    Communi-   Operations          System &          Corporate   Customer  mental
NUMBER   Systems curement  Affairs  cations    Services   Nuclear  Planning  MKT     Engineer    Services  Support  Safety

920       $10,596  $2,374  $1,708    $1,272    $13,651    $  839    $3,656   $3,868  $10,660     $ 3,021   $1,305   $ 831
922             -       -       -         -          -         -        -         -        -           -        -       -
923           472      12   2,785       254      1,476        14       325    1,114    1,623       1,327        -     253
924             -       -       -         -          -         -         -        -        -           -        -       -
925             -       -       -         -          -         -         -        -        -           -        -       -
926             -       -       -         -          -         -         -        -        -           -        -       -
928             -       -       -         -          -         -         -        -        -           -        -       -
930.1           -       -       -         -          -         -         -        -        -           -        -       -
930.2           -       -   4,610         -          -         -         -        -        -           -        -       -
931             2       -       -         -          -         -         -        -        -       2,586        -       -
932             -       -       -         -          -         -         -        -        -           -        -       -
403             -       -       -         -          -         -         -        -        -           -        -       -
408             -       -       -         -          -         -         -        -        -           -        -       -
409             -       -       -         -          -         -         -        -        -           -        -       -
410             -       -       -         -          -         -         -        -        -           -        -       -
411.5           -       -       -         -          -         -         -        -        -           -        -       -
421             -       -       -         -          -         -         -        -        -           -        -       -
426.1           -       -       -         -          -         -         -        -        -           -        -       -
426.5           -       -       -         -          -         -         -        -        -           -        -       -
427             -       -       -         -          -         -         -        -        -           -        -       -
430             -       -       -         -          -         -         -        -        -           -        -       -
431             -       -       -         -          -         -         -        -        -           -        -       -
TOTAL     $22,879  $2,711  $5,381    $7,611    $17,503     $ 964    $7,219  $14,118  $15,226     $20,676    1,575  $1,746



                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
               DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              DEPARTMENTAL SALARY EXPENSE              NUMBER OF
NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO   PERSONNEL
Indicate each department       TOTAL   PARENT    OTHER        NON      END OF
or service function.          AMOUNT   COMPANY ASSOCIATES  ASSOICATES  YEAR

Executive Staff              $   783    $   -   $   783   $    -       12
Controllers                    5,796        -     5,796        -      134
Treasury                       2,130        -     2,130        -       14
Corporate Relations              505        -       505        -       25
Auditing                       1,071        -     1,071        -       20
Strategic Planning               521        -       521        -       14
Human Resources                4,052        -     4,052        -       92
Procurement                    2,375        -     2,375        -       46
Information Systems           10,596        -    10,596        -      157
Legal & Governmental Affairs   1,708        -     1,708        -       50
Corporate Communications       1,272        -     1,272        -       17
Fossil Operations & Services  13,651        -    13,651        -      259
Nuclear                          839        -       839        -        2
System Planning                3,656        -     3,656        -       66
Marketing                      3,868        -     3,868        -      142
T&D Operations & Engineering  10,660        -    10,660        -      172
Corporate Services             3,021        -     3,021        -       90
Customer Support               1,304        -     1,304        -       21
Environmental & Safety           831        -       831        -       17
Rates                          1,178        -     1,178        -       23
     TOTAL                   $69,817   $    -   $69,817   $    0    1,373




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                   OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                      "A"=ASSOCIATE
                                                        "NA"- NON
     FROM WHOM PURCHASED                 ADDRESS        ASSOCIATE  AMOUNT

Management Consulting Fees & Expenses

Arter & Hadden                     Washington, DC 20006       NA    $ 142

Bank of Boston                     Boston, MA 02105-1728      NA       28

Carpenter Reserve Printing         Cleveland, OH  44103       NA       32

Casazza, Shultz and Associates     Arlington, VA  22209       NA       75

Dames & Moore                      Los Angeles, CA  9007      NA       81

Delta Research Company             Chicago, IL  60610         NA       61

Dix & Eaton, Inc.                  Cleveland, OH 44190        NA      164

Douglas, Daniel W.                 Woodland Hills, CA  91364  NA       41

Ernst & Young                      Cleveland, Ohio 44115      NA      645

Energy Management Associates       Newark, NJ  07193-0552     NA      101

Jastech Inc.                       Cleveland, OH  44190-1547  NA       78

Johnson & Higgins                  Chicago, IL  60673-0998    NA      423

KPMG Peat Marwick                  Atlanta, Ga 30384-8387     NA      548

Liberty Consulting Group           Baltimore, MD  21201       NA       84

Macro Corporation                  Horsham, PA 19044-3471     NA      174

National City Bank                 Cleveland, OH  44101-0756  NA      226

Nolan Norton & Co., LLP            Atlanta, Ga 30384-8387     NA       29
  Management Consultants

Price Waterhouse                   Pittsburgh, PA 15264-1252  NA      122
Quadres Corporation                Cleveland, Ohio 44131      NA      492

Ruvolo & Associates                Toledo, OH  43604-1220     NA       30

Saunders, Donald H.                Toledo, Ohio 43652         NA       88

Smart, Paul M.                     Toledo, Ohio 43652         NA       47

Wehrmeister, John, M.D.            Maumee, Oh 43537           NA       48

Other Payees (37)                                             NA      234
                                                                    3,993

Auditors Fees & Expenses

Arthur Andersen & Co.              Cleveland, OH 44114        NA    1,153
                                                                    1,153

Legal Fees & Expenses

Calfe, Halter & Griswold           Cleveland, OH  44114-2688  NA      112

Eckert, Seamans & Cherin           Pittsburgh, PA 15219       NA       26

Fuller & Henry                     Toledo, Ohio 43603-2088    NA      197

Havey, John A.                     Aliquippa, PA  15001       NA       35
Jones, Day Reavis & Pogue          Cleveland, OH  44190       NA       81

McLaren, Richard W.                Moreland Hills, OH  44022  NA      255

Ohio Edison                        Akron, OH  44308           NA       45

Porter, Wright, Morris & Arthur    Columbus, OH 43215-3406    NA       34

Reid & Priest                      New York, NY 10009-4097    NA      158

Shaw, Pittman, Potts & Trowbridge  Washington, DC 20037-1128  NA       77

Sidley & Austin                    Chicago, Il 60603          NA      125

Slover & Loftus                    Washington, DC 20036       NA    1,127

Squire, Sanders, & Dempsey         Cleveland, OH 44114-1304   NA      964

Wilkes, Artis & Hedrick            Washington DC  20006-2897  NA       35

Other Payees (29)                                             NA      136
                                                                    3,407

Engineering Services

ABB C-E Services, Inc.             Newark, NJ 07188-0702      NA       27

American Analytical                Akron, OH  44311-1516      NA       38

Babcock & Wilcox Company           Pittsburgh, PA 15251       NA       54

Battelle                           Columbus, OH 43260-2693    NA       56

Bowser-Morner Associates           Toledo, OH  43697-0838     NA       81

Burns & McDonnell                  Kansas City, MO 64141      NA       41

CDI Corporation                    Chicago, Il 60693          NA      127

Delta Research Company             Chicago, IL  60610         NA       51

Lehigh University                  Bethlehem, PA  18015       NA       30

Loral Aerospace Corporation        Detroit, MI 48267-0644     NA      161

Sargent & Lundy                    Chicago, IL  60603-5780    NA       49

Other Payees (15)                                             NA      119
                                                                      834

Programming Services

Wilco Information Management       Cleveland, OH  44128       NA       67

Other Payees (2)                                              NA       12
                                                                       79

Other Services

Barr Delvin Associates             New York, NY 10022         NA      178

Central Locating Servic            Syracuse, NY  13206        NA      262

Charlotte Rettinger Incorporated   Great Neck, NY  11021      NA       45


Cleveland Electric Illuminating    Cleveland, OH 44101         A   (4,071)
  Company

Croom, William C. PHD Inc.         Cleveland, OH 44130-3479   NA       68

DRT Systems International          Buffalo, NY  14240         NA       35

E. I. Dupont De Nemours            Pittsburgh, PA  15250      NA       55

EVTC                               Independece, OH  44131     NA       55

Executive Caterers                 Mayfield Hts., OH  44124   NA       42

Gartner Group, Inc.                Stamford, CT  06904-2212   NA       95

Gillett Lehman Associates          Town & Country, MS  63017  NA       58

Hamilton & Associates              Columbus, OH  43215        NA       52

Intergraph Corporation             Chicago, IL  60673-3822    NA       60

Market Strategies                  Southfield , MI 48075      NA       41


Morgan Stanley & Company           New York, NY  10020        NA      172

Pioneer-Standard Electronics       Pittsburgh, PA  15250      NA      119

Potomac Communications Group       Washington, DC 20006       NA       87

Power Safety International, Inc    Baltimore, MD 21279-0135   NA       56

RGP/Associates                     Parkersburg, WV 26104      NA       26

S&P Solutions                      Cleveland, OH  44192       NA       33

SRC Systems Inc.                   Bala Cynwyd, PA  19004     NA      122

St. Charles Hospital               Oregon, OH  43616          NA       27

St. Vincient Medical Center        Toledo, OH   43608-2603    NA       39

TAD Technical Services Co.         Charlotte, NC 28260        NA       64

Toledo Edison Company              Toledo, OH 43652            A     (637)

Walker Customer Satisfaction       Indianapolis, IN 46266     NA      228

Other Payees(384)                                             NA      838
                                                                   (1,851)
Total Outside Services                                              7,615




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                 EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


D E S C R I P T I O N                                              AMOUNT

Blue Cross/Blue Shield                                             $2,820
Group Life Insurance                                                  (18)
HMO-Health Ohio                                                       214
AETNA                                                                 186
Kaiser Permanente                                                     284
Dental Insurance                                                      384
Prescription Drug Program                                             571
Accidental Death & Dismemberment                                       50
Personal Benefit Dollars                                            1,415
Executives - Misc Supplemental Benefits                               159
Pension                                                            (1,422)
SERP                                                                  613
Service Award                                                           1
Educational Assistance Program                                         73
SFAS 106                                                            1,929
SFAS 112                                                               79
Employee Assistance Program                                           116
Company Picnics                                                        50
COBRA                                                                  27
Long Term Disability                                                   76
Other Miscellaneous Benefits                                           33
     TOTAL                                                         $7,640




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                  GENERAL ADVERTISING EXPENSES ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



D E S C R I P T I O N                              NAME OF PAYEE   AMOUNT

NONE







                                                         TOTAL    $




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.



D E S C R I P T I O N                                              AMOUNT

Board of Directors Fees                                            $  351

Corporate, Civic, Employee Membership,
Industry Dues and Corporate Contributions                           4,601






                                                         TOTAL     $4,952




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                             RENTS - ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of
                property, as defined in the account definition of the Uniform System of Accounts.



T Y P E  O F  P R O P E R T Y                                      AMOUNT

Office Buildings & Grounds                                         $2,588






                                                           TOTAL  $2,588




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                 TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTION:  Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



       K I N D  O F  T A X                                AMOUNT

(1)  OTHER THAN U.S. GOVERNMENT TAXES

     Sales & Use Tax                                     $4,295
     State Unemployment Tax                                  70
     Real & Personal Property Tax                             6
          Subtotal                                        4,371
(2)  US GOVERNMENT TAXES

     FICA                                                 4,919
     Federal Unemployment Tax                              (170)
          SubTotal                                       $4,749





                                                   TOTAL $9,120




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                          DONATIONS - ACCOUNT 426.1

INSTRUCTION:  Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT     PURPOSE OF DONATION                         AMOUNT

     NONE






                                                           TOTAL $




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995
                       OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,"Other
               Deductions", classifying such expenses according to their nature.


D E S C R I P T I O N                     NAME OF PAYEE           AMOUNT

NONE



                                                            TOTAL




                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1995

                                SCHEDULE XVIII
                         NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:    The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





See Schedule XIV - Notes to Financial Statements






                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY

                              ORGANIZATION CHART



BOARD OF DIRECTORS
     Chairman, President & CEO
          Executive Vice President,
            Operations & Engineering
               V. P. Customer Support
               Sr. V. P. Fossil and T&D Operations
                    V.P. T&D Operations
          Senior V. P. Nuclear and V. P. Nuclear-Perry
               V. P. Nuclear - Davis-Besse
          V. P. Finance & Administration
               Controller and Assistant Secretary
               Treasurer
          V. P. Legal & Government Affairs
            and General Counsel
            Corporate Secretary
          V. P. Sales and Marketing




                          ANNUAL REPORT OF CENTERIOR SERVICE COMPANY

                                     METHODS OF ALLOCATION



A.   Kilowatt Sales Ratio

B.   Company Load Ratio

C.   Number of Customers Ratio

D.   Number of Company Employees Ratio

E.   Plant Investment Ratio

F.   Level of Construction Ratio

G.   Total Asset Ratio

H.   Computer Resource Unit Ratio

I.   Tons of Fuel Acquired Ratio

J.   Nuclear Capacity Ratio

K.   Number of Service Company Employees by Group Ratio

L.   Amount of Nuclear Generation Ratio

M.   Composite Factor Ratio




                      ANNUAL REPORT OF CENTERIOR SERVICE COMPANY

                                 SIGNATURE CLAUSE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned Company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                             CENTERIOR SERVICE COMPANY
                                             (Name of Reporting Company)

                                        By:  E. LYLE PEPIN
                                             (Signature of Signing Officer)

                                        E. L. Pepin, Controller
                                        (Printed Name and Title of Signing
                                         Officer)


Date: February 29, 1996